EXHIBIT 21.1
Subsidiaries of 2U, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
CritiqueIt, Inc.	California
edX LLC	Delaware
edX Boot Camps LLC	Delaware
2U HK LLC	Delaware
2U Harkins Road LLC	Delaware
2U KEIH Holdco, LLC	Delaware
2U NYC, LLC	Delaware
2U GetSmarter, LLC	Delaware
2U GetSmarter (US), LLC	Delaware
TESI Merger Sub, Inc.	Delaware
TES, Inc.	Delaware
TES, LLC	Delaware
edX Boot Camps (Australia) Proprietary Limited	Australia
edX Boot Camps (Canada) ULC	Canada
edX Boot Camps (Germany) GmbH	Germany
edX Boot Camps Mexico S. de R.L de C.V	Mexico
K2017143886 (South Africa) Proprietary Limited	South Africa
Get Educated International Proprietary Limited	South Africa
Get Educated Proprietary Limited	South Africa
2U GetSmarter (UK) Limited	The United Kingdom
GetSmarter Online Limited	The United Kingdom
2U Group (UK) Limited	The United Kingdom
edX Boot Camps (UK) Limited	The United Kingdom